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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70909

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redbridge Global Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

712 Main St., Suite 1820
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	ahajek@redbridgegm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/15	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(iii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Audrey Lokker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redbridge Global Markets, LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAMIE HAMMONS
Notary ID #6530275
My Commission Expires
December 11, 2028

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REDBRIDGE GLOBAL MARKETS, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
March 31, 2025

Redbridge Global Markets, LLC
TABLE OF CONTENTS
For the Year Ended March 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ....…........ 1

FINANCIAL STATEMENTS

Statement of Financial Condition ………………………………………...……………………… 2

Statement of Loss ………………………………………………...…………………… 3

Statement of Changes in Member's Equity …………………………...……………………… 4

Statement of Cash Flows ………………………………………...……………………… 5

NOTES TO THE FINANCIAL STATEMENTS ………………………………………...…….. 6 - 12

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange

Commission ………………………………………………………………… 13

Schedule II: Computation of Determination of Reserve Requirements for Brokers and Dealers

Pursuant to Rule 15c3-3 under the Securities and Exchange Commission **......** 14

Schedule III: Information Relating to the Possession or Control Requirements under the

Securities and Exchange Commission Rule 15c3-3 …………..……………….. 14

EXEMPTION REPORT AS REQUESTED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of Independent Registered Public Accounting Firm …………………………..………… 15

Exemption Report ……………………………………………………………………… 16

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Redbridge Global Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redbridge Global Markets, LLC as of March 31, 2025, the related statements of loss, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Redbridge Global Markets, LLC as of May 28, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Redbridge Global Markets, LLC's management. Our responsibility is to express an opinion on Redbridge Global Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Redbridge Global Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 and Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Redbridge Global Markets, LLC's financial statements. The supplemental information is the responsibility of Redbridge Global Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 and Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Redbridge Global Markets, LLC's auditor since 2023.

Olathe, Kansas

May 28, 2025


Redbridge Global Markets, LLC

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2025


ASSETS

Cash	$	29,581
Prepaid Expenses		2,424
Fixed Assets, net		400
TOTAL ASSETS	**$**	**32,405**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	5,542
Due to Related Party		5,337
TOTAL LIABLITIES	**$**	**10,879**

COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY	**$**	**21,526**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**32,405**


The accompanying notes are an integral part of these financial statements.

Pursuant to SEC Rule 17a-5(3)(3)


Redbridge Global Markets, LLC

STATEMENT OF LOSS

For the Year Ended March 31, 2025

TOTAL REVENUE	$	-
EXPENSES		
Compensation & Benefits	$	4,625
Professional Fees		122,208
Regulatory Fees		4,958
Technology, Data, & Communications		5,875
Occupancy & Equipment		3,840
Depreciation		75
Other Expenses		2,515
TOTAL EXPENSES	**$**	**144,096**
NET LOSS	**$**	**(144,096)**

The accompanying notes are an integral part of these financial statements.

Pursuant to SEC Rule 17a-5(3)(3)

Page 3

Redbridge Global Markets, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended March 31, 2025

BALANCE AT MARCH 31, 2024	$	**91,757**
Contributions		73,865
Net Loss		(144,096)
BALANCE AT MARCH 31, 2025	$	**21,526**

Redbridge Global Markets, LLC
STATEMENT OF CASH FLOWS

For the Year Ended March 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(144,096)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of fixed assets		75
Prepaid expenses		(1,243)
Accounts payable		5,311
Related party payables		10,570
Net Cash Used by Operating Activities	**$**	**(129,383)**

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contributions *		65,000
Net Cash Provided by Financing Activities	**$**	**65,000**

NET DECREASE IN CASH		**(64,383)**
CASH AT BEGINNING OF YEAR		**93,964**
CASH BALANCE AT MARCH 31, 2025	**$**	**29,581**

*Note: Non-cash capital contributions totaled $8,866 for audit period. Related party payables was reduced by this amount.

The accompanying notes are an integral part of these financial statements.

Pursuant to SEC Rule 17a-5(3)(3)

Redbridge Global Markets, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended March 31, 2025

1. **Organization and Nature of Business**
   Redbridge Global Markets, LLC (the Company) was organized as a Delaware Limited Liability Company in December 2021 and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Redbridge USA, Inc. (the Parent). The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions. The Company is also able to share in commission for transactions referred to other broker-dealers. Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. **Significant Accounting and Reporting Policies**
   <u>Basis of Presentation</u>
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of March 31, 2025, and is not necessarily indicative of the results for any future period.

   <u>Use of Estimates</u>
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   <u>Cash and Cash Equivalents</u>
   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At March 31, 2025, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, The Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted this standard as of August 1, 2023, and it did not have a significant impact on its consolidated financial statements. At March 31, 2025, the Company has no receivables from executed contracts.

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

2. **Significant Accounting and Reporting Policies – Continued**
   Revenue – Continued
   Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

   Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

   The Company provides placement of securities services to its customers, through retainer fees and success fees. Retainer and success fees are recognized at the point in time when the performance obligation is completed. Merger consulting revenues are also recognized at the point in time when the performance obligations under the agreement are completed.

   Income Taxes
   The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

   The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2024. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

   Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the period ended March 31, 2025. Any tax returns for the years ended March 31, 2022, and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

2. **Significant Accounting and Reporting Policies – Continued**
   <u>Fair Value of Financial Instruments</u>
   FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

   > Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

   > Level 2 – inputs in the valuation methodology included quoted prices for similar assets or liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

   > Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

   Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable, and accounts payable – related party.

Redbridge Global Markets, LLC
NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended March 31, 2025

2. **Significant Accounting and Reporting Policies – Continued**
   New Accounting Pronouncements
   In November 2023, FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

   ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, and explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and asset disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statements.

3. **Segment Information**
   The Company is engaged in a single line of business as a limited purposes broker-dealer to provide due diligence and private placement services. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

Redbridge Global Markets, LLC

NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended March 31, 2025

4. **Fixed Asset, net**

   Fixed assets are recorded at cost less accumulated depreciation and amortization. Useful life of the website is three (3) years, computer & equipment is five (5) years, and the furniture is seven (7) years. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

   A summary of Fixed Assets at March 31, 2025, is as follows:

Furniture	$	525
Total Fixed Assets		525
Accumulated Depreciation		(125)
Total Fixed Assets	$	400

   Depreciation and amortization expense for the period was $75.

5. **Related Parties**

   The Company is a wholly owned subsidiary of Redbridge USA, Inc. In connection with this relationship, the Company and its Parent had executed an expense sharing agreement whereby the Company received a monthly allocation of expenses incurred by the Parent on its behalf. During the period, the Company recorded expenses under this agreement totaling $8,101. Included in the total is a provision for rent. The Company recorded rent totaling $2,760 related to the shared expense with the Parent.

6. **Net Capital Requirements**

   The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.
   At December March 31, 2025, the Company had net capital of $18,702 which is $13,702 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 58.17%.

Redbridge Global Markets, LLC

NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended March 31, 2025

6. **Operating Lease Obligations**
The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures during the period ended March 31, 2025.

7. **Prepaid Expenses**
As of March 31, 2025, the Company has prepaid expenses of $2,424, $1,361 for FINRA fees, CRD fees of $412, and registrations of $651.

8. **Accounts Payable**
As of March 31, 2025, the Company had total accounts payable of $10,879, $5,542 accounts payable and $5,337 due to the Parent.

9. **Professional Fees**
For the period ended March 31, 2025, the Company recorded professional fees of $122,208 as follows:

Accounting Fees	$	10,358
Outsourced Compliance Fees		111,850
Total Professional Fees	$	122,208

10. **Subordinated Liabilities**
The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended March 31, 2025.

11. **Commitments and Contingencies**
The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

12. **Subsequent Events**
Management has evaluated all events or transactions that occurred after March 31, 2025, through the date of the issued financial statements. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.

Redbridge Global Markets, LLC
SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 21,526
ADJUSTED NET WORTH	**21,526**
LESS:	
Non-Allowable Assets	
Fixed Assets, net	(400)
Prepaid Expenses	(2,424)
Total Non-Allowable Assets	(2,824)
TENTATIVE NET CAPTIAL	**$ 18,702**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 18,702**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 13,702**
TOTAL AGGREGATE INDEBTEDNESS	**10,879**
MINIMUM NET CAPITAL BASED ON AI	**725**
PERCENTAGE OF NET CAPITAL TO AI	**58.17%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Redbridge Global Markets, LLC

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended March 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issues by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ended March 31, 2025, without exception.

SCHEDULE III

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended March 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issues by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ended March 31, 2025, without exception.

See accompanying report of independent registered public accounting firm.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
**505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062**

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Redbridge Global Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Redbridge Global Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Redbridge Global Markets, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redbridge Global Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas

May 28, 2025

Redbridge Global Markets, LLC's Exemption Report

Re: 17 C.F.R. § 240.15c3-3(k)

Redbridge Global Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, April 1, 2024, through March 31, 2025, without exception.

Redbridge Global Markets, LLC

I, Audrey Lokker, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period April 2024 to March 2025 is true and correct.

CEO